RECEIVED

2008 JUL 16 A 7:20

FICE OF INTERNATI...
...PORATE FI...

GRUPO MODELO, S.A.B. DE C.V.

[redacted]

08003817

July 14, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 18 2008
THOMSON REUTERS

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues
Title: General Counsel

Enclosure[s] : Press Release.

AV. JAVIER BARROS SIERRA NO. 555 - PISO 6, COL. SANTA FE, C.P. 01210, MÉXICO, DISTRITO FEDERAL
TEL.: (52 / 55) 2266-0000 FAX: (52 / 55) 2266-0000 EXT. 6485 WWW.GMODELO.COM.MX

GRUPO MODELO EVALUATES PROPOSED TRANSACTION BETWEEN INBEV AND ANHEUSER-BUSCH

MEXICO CITY, JULY 14 2008 – Grupo Modelo, S.A.B. de C.V. and Subsidiaries (GMODELOC), the leading brewer in Mexico, today announced that in light of the proposed transaction between Anheuser-Busch (NYSE: BUD) and InBev (EURONEXT: INB), Grupo Modelo has advised both parties that it is reserving its contractual rights. Under its agreements with Anheuser-Busch, Grupo Modelo has certain rights with respect to the potential transaction between InBev and Anheuser-Busch, including a consent right. Grupo Modelo noted that it has been in active discussions with InBev regarding how the two companies can work together should Grupo Modelo consent to InBev becoming a minority owner of Grupo Modelo through its acquisition of Anheuser-Busch.

Grupo Modelo released the following comment:

> Our agreement with Anheuser-Busch was carefully constructed to ensure we have a definitive say in who our partner is. We are confident that our agreement, which is governed by Mexican law, gives us the right to decide whether or not to consent to the potential acquisition of Anheuser-Busch by InBev. We have a great deal of respect for Inbev and look forward to continuing our discussions with them and hope to find a resolution that meets the needs of both companies and their stakeholders.

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About Grupo Modelo
Grupo Modelo, founded in 1925, is the leader in Mexico in beer production, distribution and marketing, with 63.0% of the total (domestic and export) market share, as of December 31, 2007. It has seven brewing plants in Mexico, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico and Negra Modelo. It exports five brands and is present in 159 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico the bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.

Modelo Contacts:

Media contact:
Jennifer Shelley
(5255) 22660000 ext 6341
comunicamodelo@gmodelo.com.mx

Joele Frank/Kelly Sullivan
Joele Frank, Wilkinson Brimmer Katcher

(212) 335-4449

Investor Relations contact
Eduardo Zamarripa
(5255) 22660000 ext 4708
ir@gmodelo.com.mx

END